STILLWATER MINING COMPANY

MICHAEL MCMULLEN President and Chief Executive Officer

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

January 23, 2015

Re: Stillwater Mining Company

Form 10-K for the Year Ended December 31, 2013

Filed March 3, 2014

Response dated January 7, 2015

File No. 001-13053

Dear Ms. Jenkins:

Stillwater Mining Company (the “Company” or the “Registrant”) respectfully submits the following responses to the supplemental comments provided by the staff of the Division of Corporation Finance (the “Staff”) in your letter dated January 15, 2015. For convenience, the individual Staff comments are reproduced along with each response.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 71

1.

We note your response to our prior comment 3. The proposed disclosure for your Critical Accounting Policies within Management’s Discussion and Analysis appears to be a duplication of the accounting policies already disclosed in the footnotes to your financial statements. Please note that the objective of the Critical Accounting Policies within Management’s Discussion and Analysis is different from that of the Summary of Significant Accounting Policies included in the footnotes to your financial statements; the objective of the Critical Accounting Policy disclosure is to address material implications of uncertainties associated with the methods, assumption and estimates underlying the your critical accounting measurements.

Refer to FR-72, which can be found on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please modify your proposed disclosure within Management’s Discussion and Analysis to eliminate repetition of the accounting policies disclosed elsewhere in your filing and, to the extent not disclosed elsewhere, include disclosure that addresses the specific methods, assumptions and estimates underlying the your critical accounting measurements. If you prefer to include this disclosure elsewhere in your filing, such as your proposed expanded footnote disclosure regarding your 2013 impairments at Marathon and Altar, please consider including a simple cross reference within your Management’s Discussion and Analysis to avoid repetition.

Response.

The Registrant acknowledges the guidance provided in Section V of FR-72 regarding disclosures surrounding Critical Accounting Estimates. Accordingly, in its future disclosures in Management’s Discussion and Analysis where appropriate the Company will cross reference disclosures included in the notes to the consolidated financial statements rather than duplicating such disclosure elsewhere in the filing. In particular the Company will include a cross reference similar in nature to the following:

Please refer to Asset Impairment in Note 2 to the Company’s consolidated financial statements for discussion of the accounting policies related to assessing impairment of our long-lived assets. Also, please refer to Note 4, Asset Impairment, for a discussion of the methods, assumptions, and estimates related to the Company’s 2013 asset impairments.

The Company will also provide expanded footnote disclosure (in line with the response given to question 3 in your previous letter) regarding the 2013 impairment at Marathon and Altar and cross reference that footnote in Management’s Discussion and Analysis. Furthermore, in accordance with the guidance in FR-72, the Company will center its commentary in Management’s Discussion and Analysis regarding its critical accounting measurements and estimates on consideration of uncertainties associated with the methods, assumptions and estimates underlying those critical accounting measurements.

2.	We note from your response to our prior comment 4 that the fair value of the Marathon project was determined using the appraised-value method based on assumptions that may not be economic at this point in time, but presumably would be economic at a future point in time under different conditions. Please disclose those significant assumptions underlying your fair value estimate (including geologic, pricing, cost and market participant assumptions) as part of your disclosure of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Refer to FR-72. In your response, please provide us a sample of your proposed disclosure.

Response.

The Registrant acknowledges the guidance in Section V of FR-72 and will enhance the referenced disclosure accordingly in its future filings with the Commission. As indicated in the Staff comment and in the Company’s earlier response, the Company did use the appraised-value method in its valuation determination to provide an additional data point, but also utilized market comparable information to establish a range of values. Although the updated economics no longer yielded a positive net present value at the Marathon development project level, the Company believes that the mineral properties have value to a market participant due to their significant exploration potential and their option value given possible future changes to the economic environment. Within the Coldwell Complex, where the Marathon mineralization has been identified, there are known satellitic copper/PGM mineral occurrences. Limited exploration and evaluation has been performed to date and the Company believes that exploration success has potential to extend the life and enhance the project economics.

The Company proposes to include disclosure similar to the following, subject to any required modifications emerging from its year-end accounting procedures, in Management’s Discussion and Analysis for its forthcoming 2014 Annual Report on Form 10-K.

During the fourth quarter of 2013 the Company concluded that the project economics for its proposed Marathon PGM-copper project in Canada might no longer be adequate to warrant further development and that this conclusion represented a triggering event requiring further testing to determine whether asset impairment existed. The Company therefore tested the carrying value of the Marathon assets for recoverability using a range of metals prices and an analysis of possible outcomes weighted for expected likelihood and concluded that the carrying value may not be recoverable. Consequently, during the first quarter of 2014 the Company engaged a third-party valuation expert to assist in determining the estimated fair value of the Marathon assets as of December 31, 2013.

Determining the fair value of an exploration-stage property involves significant estimation uncertainties and management judgment. Various estimation methods may result in a wide range of outcomes, and competent valuation experts may reach different conclusions. Therefore estimates will often be imprecise. Factors used to determine the fair value of an exploration stage property include estimates of the in-situ resource and the percentage of the resource that ultimately may be recoverable, longer-term price forecasts, consideration of the timing and costs of construction, the likely range of mining and processing costs, and an assessment of political and environmental risks. In some cases multiple scenarios may be considered and assigned relative probabilities. Indications of value gathered from transactions involving other similar properties normally will be taken into account, with various adjustments for relative scale and risk.

As discussed in Note 8 to the attached consolidated financial statements, several factors contributed to the Marathon project’s weakened financial outlook, including adjustments to third-party offtake terms, operating costs, and the initial capital cost, along with lower palladium grades. Sensitivity analyses on the updated model suggested factors that could improve the project economics in the future would include higher sustained metal prices, an addition to the resource life through additional discoveries in the project area, favorable concentrate processing arrangements, or a decline in the Canadian dollar exchange rate. Consequently, potential future scenarios exist in which the project could be economically viable.

In assessing the fair value of the Marathon assets, the Company and its third-party valuation expert determined reasonable probabilities for such scenarios and gave consideration to the remaining exploration potential of the Marathon landholdings. The Company, along with its third-party valuation expert, concluded that using a combination of the appraised-value method and market comparable transactions, resulted in the best indication of fair value.

The market-comparables approach relies on estimating the resource value of metal in the ground at the time of sale for similar exploration projects. The appraised-value method is based on the premise that the real value of an exploration-stage property stems from its expected potential to result in the discovery, control and ultimate development of an economic mineral deposit. The method assumes the amount of exploration expenditure justified on a property is related to its value, which takes into account both past exploration expenditures and future costs.

Using the market comparable analysis, transactions involving projects of a similar scale in terms of estimated resource tonnage were examined. The analysis gave greater weighting to projects similar in nature and to more recent transactions. Factors considered included the size or operations rate of a project, the technologies employed (e.g. open pit truck-and-shovel operation, concentrator) and the capital required to construct the project. As any future Marathon revenue would be primarily derived from copper, palladium and platinum and to allow projects with dissimilar metal mixes to be included in the analysis, all metal values were converted to copper equivalents.

The value derived from the appraised-value method intersected the range of values derived from the market comparable analysis at approximately the middle of the range. The Company, after discussion with its third-party valuation expert, concluded that the most appropriate estimate of fair value for the Marathon assets as of December 31, 2013, was approximately the midpoint of the range derived from the market comparable analysis.

The Company has continued to monitor indications of impairment at Marathon in each reporting period subsequent to December 31, 2013. Further impairment of the Marathon mineral properties at this stage is currently most sensitive to a sustained decline in long-term metal prices or to adverse constraints on mining or access to resources in Canada.

In responding to these Staff comments, the Registrant and its management acknowledge the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the U.S. Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael McMullen
Chief Executive Officer and Director
Stillwater Mining Company

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